EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

CORN PRODUCTS INTERNATIONAL, INC.
Computation of Ratios of Earnings to Fixed Charges

(in millions, except ratios)

	2003	2002	2001	2000	1999
*Income before income taxes and minority interest	$135.4	$121.4	$102.1	$121.9	$122.0
Fixed charges	44.6	41.4	62.1	69.6	47.3
Capitalized interest	(2.0)	(1.3)	(2.0)	(9.4)	(6.3)

	$178.0	$161.5	$162.2	$182.1	$163.0

RATIO OF EARNINGS TO FIXED CHARGES	3.99	3.90	2.61	2.62	3.45

FIXED CHARGES:
Interest expense on debt	$42.2	$39.3	$60.5	$68.1	$45.8
Amortization of discount on debt	1.1	0.9	0.2	0.2	0.0
Interest portion of rental expense on operating leases	1.3	1.2	1.4	1.3	1.5

Total	$44.6	$41.4	$62.1	$69.6	$47.3

Income before income taxes and minority interest	$135.4	$117.1	$102.1	$101.9	$122.0
Add back: restructuring charges	0.0	4.3	0.0	20.0	0.0

Adjusted income before income taxes and minority interest	$135.4	$121.4	$102.1	$121.9	$122.0

* - Income before income taxes and minority excludes the effect of restructuring charges.

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